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                                             Contacts:   James A. Eder, Esq.
                                                         Kollmorgen Corporation
                                                         860-232-3121
                                                         or
                                                         Roy Winnick/Mark Semer
                                                         Keket and Company
                                                         212-521-4842 or 4802


         KOLLMORGEN NOTIFIES PACIFIC SCIENTIFIC THAT CERTAIN
      PACIFIC SCIENTIFIC PRODUCTS INFRINGE KOLLMORGEN PATENTS

WALTHAM, MASS., January 22, 1998--KollMorgen Corporation (NYSE:KOL) announced today that it has formally notified Pacific Scientific Company (NYSE:PSX) that certain of Pacific Scientific's motion-control products, representing a substantial percentage of Pacific Scientific's motion-control revenues, infringe Kollmorgen patents.

Kollmorgen said that Pacific Scientific is one of a number of parties on which it is serving notice in connection with what Kollmorgen believes are clear instances of patent infringement. Earlier today, Kollmorgen reported that it will receive a $27.2 million cash settlement from a third party with respect to Kollmorgen's electronic motion control patents.

Gideon Argov, Kollmorgen's Chairman, President and Chief Executive Officer, said: "We have put Pacific Scientific on formal notice that we believe certain of Pacific Scientific's motion-control products, representing a substantial percentage of their motion-control revenues, infringe Kollmorgen patents. As we are doing with other parties, we have offered Pacific Scientific an opportunity to obtain licenses from us."

Mr. Argov continued: "The patent agreement with a third party that we announced this morning, which represents approximately two dollars per share of incremental cash, will generate capital that we did not previously count on receiving, that has not previously appeared in our financial models, but that increases our liquidity, further strengthens our balance sheet, and significantly enhances our financial flexibility."

Kollmorgen's primary business is in the area of high-performance electronic motion control. Growth in this business area is fueled by the need for higher productivity in every industrial, commercial, aerospace, and consumer market segment. Additional information on Kollmorgen can be found on the World Wide Web at http://www.kollmorgen.com.


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